20010691

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66625

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Banco Do Brasil Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 33th Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Cambui 646-845-3712
(Area Code – Telephone No.)

SEC
Mail Processing
Section

FEB 26 2020

Washington DC
416

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Gabriel Cambui**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Banco Do Brasil Securities LLC**, as of **December 31** 20 **19**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Deputy Managing Director

Title

Notary Public

JAKOV GRBIC
Notary Public, State of New York
No. 01GR5020164
Qualified in Queens County
Certificate Filed in New York County
Commission Expires Nov. 8, 2021

STATE OF NEW YORK
County of New York
Sworn to and subscribed before me
this 18 day of FEB., 2020

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Auditor on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered
Public Accounting Firm Thereon)

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Table of Contents

MAZARS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Banco Do Brasil Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Banco Do Brasil Securities LLC, (the "Company"), a wholly owned subsidiary of Banco do Brasil S.A., as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2018.

New York, NY
February 14, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Statement of Financial Condition

December 31, 2019

Assets	
Cash and cash equivalents	$ 610,308
Securities owned, at clearing broker, at fair value	76,044,289
Securities on deposit, at clearing broker, at fair value	248,822
Receivable from broker-dealers and clearing organizations	2,629,727
Receivables from affiliates	877,203
Fixed assets, net	308,203
Lease asset - right of use	1,509,736
Other assets	291,424
Total assets	$ 82,519,712
Liabilities and Member's Equity	
Liabilities:	
Accrued expenses and other liabilities	$ 1,017,440
Lease liability	1,624,987
Total liabilities	2,642,427
Member's equity	79,877,285
Total liabilities and member's equity	$ 82,519,712

See accompanying notes to statement of financial condition.

(1) Organization and Business

Banco do Brasil Securities LLC (the "Company"), a New York Limited Liability Company, is a wholly owned subsidiary of Banco do Brasil S.A. (the "Parent"), a banking corporation incorporated under the laws of the Federative Republic of Brazil, which operates in offices located in New York, NY and Miami, Florida.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) as an introducing broker-dealer. The Company is also registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA) as an introducing broker. The principal business of the Company is to act as a broker dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the U.S. capital markets.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers. The Company operates under the provisions of paragraph (k)(2)(ii) of the Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule..

(2) Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect the following significant accounting policies:

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b) Receivable from broker-dealers and clearing organizations

As of December 31, 2019, amounts receivable from the clearing broker of $2,629,727 consist of deposits and amounts due from the clearing broker, net of any payable for fees, commissions and errors. As of December 31, 2018, cash held on deposit amounted to $702,087.

(c) Securities Owned and Securities on Deposit, at Fair Value

Propriety securities transactions are recorded on a trade date basis. As of December 31, 2019, securities owned and securities on deposit consisted of $76,044,289 and $248,822, respectively, of U.S. Treasury bills and other bonds held at the clearing broker. Net realized and unrealized gains or losses on securities owned and securities on deposit are reflected within trading revenue, net, in the statement of operations. Treasury bills are carried at fair value, based on dealer quotes. As of December 31, 2018, securities owned and securities on deposit amounted to $72,863,686 and $600,463, respectively.

(2) Summary of Significant Accounting Policies (continued)

(d) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statements since the Company is a single member LLC, and the operations are treated as a part of the U.S. branch operations of the Parent. Certain transactions may result in foreign tax withholding that may result in a foreign tax credit to be utilized against foreign source income or appear as a tax expense. The determination is made based on the facts of each transaction.

The Company's tax returns are subject to examination by federal, state and foreign taxing authorities. Because many types of transactions are susceptible to varying interpretations under federal, state and foreign income tax laws and regulations, the revenue or expenses reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities.

US GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustainable upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2019, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior to 2016.

(e) Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's principal revenue are derived from 1) syndicate revenue, 2) commission revenue, 3) mutual fund fees and 4) trading revenue. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Because financial instruments are outside of the scope of the new standard, its impact on the Company's current methodology for revenue recognition with regards to trading revenue has remain unchanged.

(2) Summary of Significant Accounting Policies (continued)

Syndicate fees: The Company has arrangements with its affiliates, in which the Company acts as a placement agent for syndicate deals originated by its affiliates. The Company recognizes revenue as of the offering date when the underwriting is completed and income is reasonably determinable. The Company believes the offering date is the appropriate point in time to recognize revenue for syndication transaction as the performance has been rendered. There are no significant actions which the Company needs to take subsequent to this date. It is also this date that the issuer obtains control and benefit of the capital markets. Syndicate expenses that are deferred are recognized and expensed at the time the related revenues are recorded.

Commission fees: The Company engages in fixed income and equities securities sales activity, on behalf of its customers, and earns commission revenue. The Company recognizes revenue as of trade date as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Mutual fund fees: Mutual fund fees are paid to a broker-dealer for marketing or distributing mutual funds from the fund as compensation for distribution costs. The company recognizes revenue for its performance obligation over a period of time based on a percentage of the fund's daily net asset levels. Mutual fund fees are generally variable amounts as a percentage of net asset value and recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

Service fees: Service fees are recognized throughout the year as an administrative charge for the maintenance of customer accounts. The Company believes that the performance obligation is satisfied through the ongoing supervision of customer accounts.

(f) Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The significant estimates made by management include syndication fees recognized, which represents management's estimate of net proceeds for syndicate transactions. Actual results may differ from those estimates.

(g) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated in United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date.

(2) Summary of Significant Accounting Policies (continued)

(h) *Fixed Assets and Leasehold Improvements*

Depreciation is provided on a straight-line basis using estimated useful lives of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

(3) Accounting Developments

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating leases, for office space. The Company recognized a lease liability of $1,516,647 and a right-of-use (ROU) asset of $1,418,147 which was offset by deferred rent liability of approximately $98,500 at January 1st, 2019, the effective date of ASC 842. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

(4) Related Party Transactions

As of December 31, 2019, the Company has accrued $871,526 for syndicate fees earned from BB Securities London and BB Banco de Investimento which is included in receivables from affiliates in the statement of financial condition. As of December 31, 2018, this amounted to $1,015,669.

As of December 31, 2019, the Company has a receivable of $5,677 from BB Securities Ltd London and BB Securities Asia Pte Ltd for expense reimbursement. This amount is included in receivable from affiliates on the statement of financial condition. As of December 31, 2018, this amounted to $129,552.

As of December 31, 2019 and 2018, the Company has a total receivable from affiliates of $877,203 and $1,145,221, respectively.

(4) Related Party Transactions

Since related party income represents a substantial portion of the Company's revenue, the Company's reported financial results may have differed substantially if the Company had operated on a stand alone basis.

In addition, cash totaling $610,308 recorded on the statement of financial condition is with a related party and is not FDIC insured.

(5) Income Taxes

The Company is a single-member LLC and is included in the federal and state tax return of the Branch.

There is no tax sharing agreement between the Company and its Parent, no dividends have been paid by the Company to its Parent for tax reimbursements, and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no U.S. or state tax has been allocated to the Company in its financial statements. There were no material temporary differences relative to the Company as of and during the year ended December 31, 2019.

(6) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, as an introducing-broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by CFTC Regulation 1.17) equivalent to or in excess of $45,000 or the minimum net amount required by the Rule, whichever is greater. At December 31, 2019, the Company had net capital of $77,696,866, which was $77,596,866 in excess of the amount required of $100,000.

(7) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

(8) Risk Management

Counterparties to the Company's activities are primarily financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility, which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

(8) Risk Management

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. Customer commodities transactions are introduced on a fully disclosed basis to its Futures Commission Merchant (FCM). The FCM carries all customer accounts of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

Banco do Brasil Grand Cayman Branch, a related party, has issued a guarantee in the amount of $50 million to Pershing LLC, the Company's clearing broker to cover settlement risk. The Company paid $11,250 of letter of credit fees to the Grand Cayman Branch in 2019.

(9) Fair Value Measurements

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already carried at fair value are short term in nature, bear interest at current market rates or are subject to frequent re-pricing. Therefore, their carrying amounts approximate their fair value.

The fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities owned are recorded at fair value on a recurring basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

(9) Fair Value Measurements

The U.S. government securities and other bonds with a fair value of $76,293,111 at December 31, 2019 were considered to have been valued using Level 1 measurement. The primary source for pricing is derived from dealer and broker quotes. There were no transfers of financial assets between Level 1 or Level 2 during the year ended December 31, 2019.

(10) Securities Owned and on Deposit and Receivable From Broker-Dealers and Clearing Organizations

Securities owned and on deposit and receivable from broker-dealers and clearing organizations, consist of the following:

	December 31, 2018	December 31, 2019
Securities owned, at clearing broker, at fair value	$72,863,686	$76,044,289
Securities on deposit, at clearing broker, at fair value	600,463	248,822
Receivable from broker-dealers and clearing organizations	702,087	2,629,727
	$ 74,166,236	$78,922,838

(11) Commitments

Effective March 29, 2018 the Company entered into a lease agreement for a new office space located in Suite 3150, One Biscayne Blvd., Miami, FL. Effective March 13, 2019 the Company entered into a lease agreement for the use of an apartment located at 555 W 59th Street Apt 12B, New York, NY. The Company has obligations as a lessee for office space and apartment, with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases under ASC 842. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported in the statement of financial condition for the above leases as of December 31, 2019 were as follows:

Operating leases:

Operating lease ROU assets $1,509,736

Operating lease liabilities $1,624,987

Weighted average remaining lease term: 7.9 years

Weighted average discount rate: 5%

(11) Commitments (continued)

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2019 are as follows:

2020	$276,561
2021	$284,859
2022	$215,759
2023	$196,350
2024	$202,241
Thereafter	$813,308
Total undiscounted lease payments	$1,989,078
Less imputted interest	(364,091)
Total lease liabilities	$1,624,987

(12) Commitment and Contingencies

The Company is subject to reviews and inspections by the SEC, FINRA, CFTC and NFA. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

(13) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2019 as of February 14, 2020, which is the date the financial statements were available to be issued. Management believes that no material events have occurred since December 31, 2019 that requires recognition or disclosure in the financial statements.

M MAZARS

Report of Independent Registered Public Accounting Firm On Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Board of Directors and Member
Banco do Brasil Securities LLC

In planning and performing our audit of the financial statements of Banco do Brasil Securities LLC (the "Company"), a wholly owned subsidiary of Banco do Brasil S.A., as of and for the year ended December 31, 2019, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company does not carry accounts for customers or perform custodial functions relating to customer accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of *any* evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2019, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors and Member, management, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mazars USA LLP

New York, NY
February 14, 2020